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                                                                  EXHIBIT (c)(6)

                           MEMORANDUM OF UNDERSTANDING
                           ---------------------------

                                                                   June 11, 1997

Mr. Albert G. Lowenthal
Chairman
FMCC Acquisition Corp.
c/o Fahnestock & Co., Inc.
110 Wall Street
New York, NY  10045

         Re:      Proposed Business Combination

Dear Mr. Lowenthal:

          This Memorandum of Understanding is intended to confirm our understanding regarding the terms of a transaction (the "Transaction") being considered by FMCC Acquisition Corp. or an entity to be formed by Fahnestock & Co., Inc. (the "Buyer"), First of Michigan Capital Corporation (the "Company"), DST Systems, Inc. and 1988 Limited Partnership (collectively, the "Sellers") involving the Buyer's possible acquisition of all of the issued and outstanding shares of common stock, par value $.10 per share (the "Common Stock"), of the Company by purchasing shares of Common Stock owned by the Sellers and, pursuant to a tender offer and/or a merger, shares of Common Stock held by the other shareholders.

          More specifically, pursuant to the terms of a proposed securities purchase agreement (the "Securities Purchase Agreement"), dated as of June 11, 1997, to be entered into between Sellers and Buyer, Seller will sell to Buyer and Buyer will purchase from Sellers an aggregate of 1,418,351 shares of Common Stock for a cash purchase price of $15 per share.

          In accordance with the terms of a proposed tender offer agreement (the "Tender Offer Agreement"), dated as of June 11, 1997, to be entered into among Buyer, the Company and Sellers, Buyer will commence an offer (the "Offer") to purchase for cash all of the remaining issued and outstanding shares of Common Stock at a net price of $15 per share (the "Tender Consideration"). Buyer's obligation to commence the Offer and accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer will be subject to the terms and conditions referred to in the Tender Offer Agreement. Shares of Common Stock not purchased in the tender offer subsequently may be acquired





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in a back-end merger for consideration per share equivalent to the Tender
Consideration (the "Merger").

          Sellers and Buyer are to use their reasonable best efforts to obtain all consents and approvals to effectuate the Transaction and to make all requisite filings pursuant to applicable federal, state and local laws including, but not limited to, the Hart Scott Rodino Act and the Securities Exchange Act of 1934.

          The Board of Directors of the Company has approved the Transaction and authorized the appropriate officers of the Company to take all action necessary and appropriate to cause the Transaction to be consummated. This Memorandum of Understanding is made to evidence approval of the Board of Directors of the Company of the Securities Purchase Agreement, the Tender Offer Agreement and the Merger for any and all purposes for which such approval might be required or permitted under any applicable law or the Restated Certificate of Incorporation or By-laws of the Company, including, without limitation, the provisions of Article Tenth, Section 2(b) of the Company's Restated Certificate of Incorporation.

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                                                Very truly yours,

  /s/ Geoffrey B. Baker                           /s/ William H. Cuddy
-------------------------                       -------------------------
Geoffrey B. Baker                               William H. Cuddy

  /s/ Craig P. Baker                              /s/ Edward Soule
-------------------------                       -------------------------
Craig P. Baker                                  Edward Soule

  /s/ Gerard M. Lavin
-------------------------
Gerard M. Lavin

Accepted and Agreed as of
this 11th day of June, 1997

FMCC ACQUISITION CORP.

 /s/ Albert G. Lowenthal
-------------------------
By:  Albert G. Lowenthal
         Chairman

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